Exhibit 99

June 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the Board meeting of HDFC Bank Limited (“the Bank”) held on June 20, 2024

We wish to inform you that the Board of Directors of the Bank, at its meeting held today, has decided as follows:

1.

The 30th AGM of the Bank will be held on Friday, August 09, 2024 at 02.30 p.m. Indian Standard Time (IST) through video-conferencing (VC) / other audio-visual means (OAVM), in accordance with the General Circular Nos. 20/2020 dated May 05, 2020, 02/2022 dated May 05, 2022, 10/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs (MCA) and in accordance with circulars dated May 13, 2022, January 05, 2023 and October 07, 2023 issued by the Securities and Exchange Board of India (SEBI) providing relaxations to the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Vide our intimation dated April 20, 2024, we had informed that the record date for determining the eligibility of members entitled to receive dividend per equity share of the Bank is Friday, May 10, 2024 (“Dividend Record Date”). In continuation of the said intimation, please note that dividend, if approved at the AGM, shall be paid on or after Monday, August 12, 2024, in electronic form or through dispatch of physical dividend warrants.

2.

Based on the recommendations of the Audit Committee and the approval received from the Reserve Bank of India (“RBI”), the Board of Directors of the Bank has considered and approved the appointment of M/s Batliboi & Purohit, Chartered Accountants, (ICAI Firm Registration No. 101048W) as the joint Statutory Auditors of the Bank, to hold office for a period of 3 (three) years with effect from FY 2024-25 till and including FY 2026-27 subject to approval of the shareholders at the ensuing Annual General Meeting of the Bank in place of M/s M M Nissim & Co LLP, Chartered Accountants, who rotate out in accordance with the RBI guidelines, upon conclusion of the ensuing AGM. Since RBI has approved the appointment of M/s Batliboi & Purohit, Chartered Accountants only for FY 2024-25, their appointment would be subject to RBI approval for each year.

M/s Batliboi & Purohit, Chartered Accountants shall act as Joint Statutory Auditors of the Bank along with M/s. Price Waterhouse LLP, Chartered Accountants (ICAI Firm Registration No. 301112E/ E300264) for the remainder of the term of M/s. Price Waterhouse LLP, Chartered Accountants. The brief profile of Batliboi & Purohit, Chartered Accountants is enclosed as Annexure I.

3.

Considered and approved the appointment of M/s. BNP & Associates a Practising Company Secretaries firm registered with The Institute of Company Secretaries of India, as Secretarial Auditor of the Bank for the financial year 2024-25. The brief profile of M/s. BNP & Associates is enclosed as Annexure II.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Annexure I

Brief profile of M/s Batliboi & Purohit, Chartered Accountants

Batliboi & Purohit, Chartered Accountants, is a well-reputed Firm established in the year 1907 and is registered with the Institute of Chartered Accountants of India (ICAI). The Firm has been in practice for over 115+ years in India. The Firm has its head office in Mumbai and has two other branches in India.

The Firm renders Assurance, Tax & Regulatory and Advisory services to clients across various sectors. The Firm has experience in statutory audits of Banks, NBFCs, Insurance Companies, Manufacturing Companies, etc and is empanelled with various regulatory authorities in India. The Firm holds a valid Peer Review Certificate issued by the ICAI.

Annexure II

Brief profile of M/s. BNP & Associates

BNP & Associates (“BNP”) is a firm of Practicing Company Secretaries registered with The Institute of Company Secretaries of India, New Delhi. Mr. B. Narasimhan is a Founder Partner whereas, Mr. Avinash Bagul and Mr. Kalidas Ramaswami are other two Senior Partners of the firm.

BNP renders the following professional services:

(i)

Compliance Audit & Assurance Services (Secretarial Audit as per the Companies Act, 2013, Corporate Governance Certification as required under the extant regulations of SEBI(LODR), 2015., Attestation services under SEBI rules & regulations)

(ii)

Advisory and Representation Services (providing expert opinions and guidance / Advisory on critical issues under Corporate Laws and Capital market Regulations, representing clients before NCLT for various matters)

(iii)	Transactional Services i.e. Merger & Amalgamations, Demergers, Hiving off business or units

BNP has a team of competent professionals and is dedicated to render quality professional services to its esteemed clients. BNP’s strong execution team comprises of committed, young and energetic professionals.

Some of the major clients of BNP inter alia include Cipla Limited, Grasim Industries Ltd, Edelweiss Financial Services Ltd, Godrej Agrovet Ltd and other Godrej Group companies, Yes Bank Limited, DBS Bank India Limited, Reliance Jio Infocomm Limited, Jio Platforms Limited and other Reliance Group Companies, NSE Group Companies.